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                            June 3, 2024

       Sean M. Mahoney
       Chief Financial Officer
       RLJ Lodging Trust
       7373 Wisconsin Avenue, Suite 1500
       Bethesda, MD 20814

                                                        Re: RLJ Lodging Trust
                                                            10-K filed February
27, 2024
                                                            8-K filed February
26, 2024
                                                            File No. 001-35169

       Dear Sean M. Mahoney:

                                                        We have reviewed your
filings and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed February 26, 2024

       Exhibit 99.1 Press Release
       2024 Outlook, page 3

   1. We note that you disclose Full Year 2024 Guidance for Non-GAAP measures, including
                                                        Adjusted EBITDA and
Adjusted FFO per diluted share, without providing a reconciliation to the most directly
related GAAP measure. In future filings, please include such reconciliation or,
alternatively, provide a statement that the information could not be presented without
unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions
102.10(a) and 102.10(b) of the C&DIs for Non-GAAP Financial
                                                        Measures.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact William
Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
 Sean M. Mahoney
RLJ Lodging Trust
June 3, 2024
Page 2

if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameSean M. Mahoney                          Sincerely,
Comapany NameRLJ Lodging Trust
                                                           Division of
Corporation Finance
June 3, 2024 Page 2                                        Office of Real
Estate & Construction
FirstName LastName